                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                                 FORM 11-K

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 1993

     Commission File Number 1-2227

     A.   Full title of the plan:

          CONSTAR International Inc.
          Salaried Employees' Savings Incentive Plan

     B. Name of issuer of the Securities held pursuant to the plan and the address of principal executive office:

                      CROWN CORK & SEAL COMPANY, INC.
                             9300 ASHTON ROAD
                          PHILADELPHIA, PA 19136

                                   INDEX

                                                                   PAGE

Signatures .. . . . . . . . . . . . . . . . . . . . . . . . .        3

Report of Independent Accounts . . . . . . . . . . . . . . .         6

Audited Plan Financial Statements And Schedules Prepared In
Accordance With The Financial Reporting Requirements Of ERISA      7 to 13

Exhibits 23 - Consent Of Independent Accountants  . . . . . .        14









                              SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                          CONSTAR International Inc.
                                          Salaried Employees'
                                          Savings Incentive Plan



Date: June 29, 1994                       By:/s/James A. Merritt
                                             James A. Merritt
                                             Member, Benefit Plan Committee




                         CONSTAR International
                      Salaried Employees' Savings
                            Incentive Plan

                           December 31, 1993









                        CONSTAR International

                Salaried Employees' Savings Incentive Plan


                   Index to Financial Statements
                               and
                   Supplementary Information


                                                                     Page(s)

Report of Independent Accountants                                       1

Statement of Net Assets Available for Plan Benefits                   2 - 3

Statement of Changes in Net Assets Available for Plan Benefits          4

Notes to Financial Statements                                         5 - 6

Schedule I     -    Schedule of Assets Held for Investment
                    at December 31, 1993                                7

Schedule II    -    Reportable Transactions (Transaction or Series
                    of Transactions) for  the Year Ended
                    December 31, 1993 in Excess of 5% of Plan Assets    8





                     Report of Independent Accountants


June 22, 1994


To the Savings Plan Committee and Participants of the CONSTAR International
Salaried Employees' Savings Incentive Plan


In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of CONSTAR International Salaried Employees' Savings
Incentive Plan (the "Plan") at December 31, 1993 and 1992, and the changes in its net assets available for plan benefits for the year ended December 31, 1993 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PRICE WATERHOUSE
                                   Page 1

                           CONSTAR International

                  Salaried Employees' Savings Incentive Plan

               Statement of Net Assets Available for Plan Benefits
                            December 31, 1993
                                       Stock        Fixed         Diversified     Government     PASOP
                                       Fund         Fund          Fund            Fund           Fund       Total
Investments at fair value:
 Crown Cork & Seal Co., Inc.
   78,116 shares, cost $3,017,932      $2,699,347                                                $571,761   $ 3,271,108
 Sun Trust Retirement Reserve
   Fund, cost equals market                52,800                                                   3,888        56,688
 New England Mutual Life
   Insurance Group Annuity Policy
   #3597, cost equals market                         $14,373,149                                             14,373,149
 Vanguard/Windsor Fund, 72,226
   shares, cost $907,411                                           $1,004,662                                 1,004,662
 AIM Equity Funds, Inc. -
   Weingarten Fund, 56,866
   shares, cost $980,289                                              975,259                                   975,259
 Investment Company of America,
   52,860 shares, cost $938,334                                       986,167                                   986,167
 Vanguard Fixed Income Securities
   Fund, 77,867 shares, cost
   $807,359                                                                       $805,147                      805,147
 Cash and cash equivalents,
   cost equals market                                    153,193       40,925       25,828                      219,946

   Total investments                    2,752,147      14,526,342   3,007,013      830,975       575,649     21,692,126

Loans to employees                                        921,618                                               921,618
Accrued income receivable                     137             168          85           68             2            460

Net assets available for plan
 benefits                              $2,752,284     $15,448,128  $3,007,098     $831,043      $575,651    $22,614,204

[FN]
The accompanying notes are an integral part of these financial statements.


                           CONSTAR International
                 Salaried Employees' Savings Incentive Plan

            Statement of Net Assets Available for Plan Benefits
                           December 31, 1992


                                           Stock      Fixed         Windsor    Diversified    Government  PASOP
                                           Fund       Fund          Fund       Fund           Fund        Fund      Total

Investments at fair value:
  Sun Trust Retirement Reserve
    Fund, cost equals market               $2,567,936                                                    $583,702  $ 3,151,638
  New England Mutual Life
    Insurance Group Annuity
    Policy #3597, cost equals market                   $13,412,680                                                  13,412,680
  Windsor Fund, 165,252 shares,
    $1,978,091 cost                                                 $1,706,278 $  399,028                            2,105,306
  AIM Equity Funds, Inc. -
    Weingarten Fund, 24,053
    shares, $425,277 cost                                                         416,832                              416,832
  Investment Company of America,
    22,865 shares, $400,414 cost                                                  409,047                              409,047
  Vanguard Fixed Income Securities
    Fund, 29,918 shares, $309,645 cost                                                       $307,255                  307,255
  Cash and cash equivalents,
    cost equals market                                     174,492      21,298     23,279      14,331                  233,400

    Total investments                        2,567,936  13,587,172   1,727,576  1,248,186     321,586    583,702    20,036,158

Loans to employees                                         826,484                                                     826,484
Contributions receivable                         7,594      37,411       3,765      6,547      1,177                    56,494

Net assets available for plan benefits      $2,575,530 $14,451,067  $1,731,341 $1,254,733   $322,763    $583,702   $20,919,136

[FN]
The accompanying notes are an integral part of these financial statements.

                                    Page 3

                          CONSTAR International
               Salaried Employees' Savings Incentive Plan

        Statement of Changes in Net Assets Available for Plan Benefits
                 For the Year Ended December 31, 1993
                                           Stock       Fixed       Windsor    Diversified    Government     PASOP
                                           Fund        Fund        Fund       Fund           Fund           Fund       Total

Investment income:
     Dividends                                                     $   76,391 $   62,817                    $   9,005  $  148,213
     Interest                              $   45,598  $   801,932                   382     $   39,203                   887,115

Gain (loss) on sales of investments                          1,461     97,966     27,191            716     (     572)    126,762

Unrealized appreciation (depreciation)
     of investments                           201,085              (   95,683)   108,334            178        52,090     266,004

Income from investment activities             246,683      803,393     78,674    198,724         40,097        60,523   1,428,094

Contributions:
     Employee                                 361,987      916,396               230,525         73,701                 1,582,609
     Employer                                 127,189      329,665                73,127         21,645                   551,626

Participant withdrawals                   (   279,774)  (1,267,079)(       99)(  229,513)     (  10,045)    (  68,895) (1,855,405)

Net transfers (to) from other funds       (   276,004)     218,994 (1,810,748) 1,483,860        383,898


Administrative expenses                   (     3,327)  (    4,308)       832 (    4,358)     (   1,016)          321  (   11,856)

Increase (decrease) in net assets
     available for plan benefits              176,754      997,061 (1,731,341) 1,752,365        508,280     (   8,051)  1,695,068

Net assets at beginning of year             2,575,530   14,451,067  1,731,341  1,254,733        322,763       583,702  20,919,136

Net assets at end of year                 $ 2,752,284  $15,448,128 $        $  3,007,098     $  831,043    $  575,651 $22,614,204

[FN]
The accompanying notes are an integral part of these financial statements.
                                        Page 4

                          CONSTAR International
               Salaried Employees' Savings Incentive Plan

                      Notes to Financial Statements

Note 1 - Summary of Significant
 Accounting Policies:

     Plan Description

The CONSTAR International Salaried Employees' Savings Incentive Plan (the "Plan") became effective September 1, 1983. The purpose of the Plan is to encourage voluntary savings and to assist employees in meeting their retirement income objectives. All salaried employees of CONSTAR International (the "Employer") with at least one year of service, as defined, are eligible to participate in the Plan. All of the outstanding common stock of CONSTAR International, Inc. was acquired by Crown Cork & Seal Company, Inc. during 1992.

The Plan is administered by the CONSTAR International Savings Plan Committee (the "Committee"). The Committee has appointed American National Bank and Trust Company to serve as the trustee of the Plan.

     Basis of Accounting

The Plan maintains its financial records and prepares its financial statements using the accrual basis of accounting. Investments in securities listed on a national exchange are valued on the basis of year end closing prices. Other investments not having an established market are valued at fair value as determined by the trustee.

All expenses for the administration of the Plan, except for brokerage commissions and related expenses on security transactions, are paid by the Employer.

Note 2 - Contributions and Withdrawals:

Participants may make a basic contribution of 2% to 6% of their compensation through payroll deductions. Participants may also make a supplemental contribution of 1% to 11% of their compensation in addition to the full 6% basic contribution, subject to certain limitations. The aggregate of these contributions may not exceed 17% of the participant's compensation, subject to certain limitations.

The Employer makes a matching contribution equal to one-half of the first 6% of aggregate employee basic and added value contributions.
Participants are immediately fully vested in allocations of Employer contributions.

The basic, supplemental, profitability and the portion of the participant's added value contributions matched by the Employer can only be withdrawn from the participant's account upon retirement, death, disability, separation of employment, attainment of age 59 1/2 or through a loan approved by the Committee. However, the Plan allows for financial hardship withdrawals, subject to certain limitations. Payment of any income tax liabilities generated by withdrawals from the Plan are the responsibility of the employee.

Note 3 - Tax Status of the Plan:

The trust established under the Plan is qualified under the Internal Revenue Code as exempt from federal income taxes. Although the Plan has received a favorable determination letter from the IRS, it has not yet been updated for plan amendments necessary to meet certain requirements of the Tax Reform Act of 1986. However, the plan sponsor is of the opinion that the Plan meets the IRS requirements and therefore the trust continues to be tax exempt.
                               Page 5
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

Note 4 - Investment Programs:

The Plan currently comprises four investment funds. Prior to May 1, 1993, the Plan comprised five investment funds.

The Stock Fund was invested in the common stock of CONSTAR International, Inc. until Crown Cork & Seal Company, Inc., via tender offer, acquired all of the CONSTAR International, Inc. common stock. The proceeds from the sale of the common stock were invested in the Sun Trust Retirement Reserve Fund where they remained at the end of 1992. The Stock Fund began investing in the common stock of Crown Cork & Seal Company, Inc. in 1993.

The Fixed Income Fund is presently investing in guaranteed investment contracts with New England Mutual Life Insurance Company. The annual yields on these funds were 6.6% in 1993 and 8.0% in 1992.

The Windsor Fund was an equity fund holding shares of Windsor. Windsor is a no-load fund which invests primarily in common stocks. During 1993, a decision was made to liquidate this fund and transfer its assets among the other funds, primarily the Crown Cork & Seal Company, Inc. stock fund. Since the Windsor Fund no longer has any assets, nor is it an investment option to participants of the Plan, it has been removed from the Statement of Net Assets Available for plan Benefits. The current year's activity is however, presented in the Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 1993.

The Diversified Equity Fund includes shares of the AIM Weingarten Fund, shares of the Investment Company of America as well as shares of Windsor. All three funds are equity funds.

The Government Securities Fund holds shares in the Vanguard Fixed Income Securities Fund, which comprises government bonds with one to four year maturities.

Additionally, the Plan includes the PASOP Fund, which, until the aforementioned acquisition by Crown Cork & Seal Company, Inc., invested in the common stock of CONSTAR International, Inc.. The fund currently has 99% of its assets invested in common stock of Crown Cork & Seal Co., Inc. The Tax Reform Act of 1986 eliminated the payroll tax credit which had been the source of funding for the PASOP fund. At that time, the Employer discontinued all contributions to the PASOP Fund.

A participant's contribution to the Plan may be invested solely in any one of the above funds, other than the PASOP Fund, or may be divided among any of the available funds in 5% increments. The investment election may be changed by participants at the beginning of a Plan quarter.

Contributions to and cash dividends or other earnings from any fund may be temporarily invested at money market rates prior to the purchase of investment securities. The investments held by the funds may be changed from time to time as determined by the Plan Committee as is consistent with the respective fund's objectives.

Note 5 - Loans to Participants:

At December 31, 1993 and 1992, receivables from employees consisted primarily of loans from the Fixed Income Fund to participants in accordance with the terms set forth in the Plan agreement. Interest rates on these loans at December 31, 1993 were 7.0% throughout the year, and for 1992, rates ranged from 7.0% to 11.5%.
                                  Page 6

                                                                 Schedule I


                          CONSTAR International

                Salaried Employees' Savings Incentive Plan

     Schedule of Assets Held for Investment at December 31, 1993



     Description                Number of Shares     Cost          Fair Value

Crown Cork & Seal Co., Inc.
     common stock                    78,116          $ 3,017,932   $ 3,271,108*

New England Mutual Life Insurance
     Group Annuity Policy #3597                       14,373,149    14,373,149*

Vanguard/Windsor Fund                72,226              907,411     1,004,662

AIM Equity Funds, Inc. Weingarten
 Fund                                56,866              980,289       975,259

Investment Company of America        52,860              938,334       986,167

Vanguard Fixed Income Securities
 Fund                                77,867              807,359       805,147

Sun Trust Retirement Reserve Fund    56,688               56,688        56,688

Cash and cash equivalents                                219,946       219,946

Total Investments at December 31, 1993               $21,301,108   $21,692,126




* Comprises more than 5% of the fair value of Plan assets at December 31, 1993.
                                 Page 7

                                                                Schedule II


                        CONSTAR International

             Salaried Employees' Savings Incentive Plan

      Reportable Transactions (Transaction or Series of Transactions) for the Year Ended December 31, 1993 in Excess of 5% of Plan Assets

                                     Number of    Number    Aggregate Cost  Aggregate Proceeds  Cost       Net Gain or
   Description                       Purchases    of Sales  of Purchases    from Sales          of Asset   Loss on Sale

Sun Trust Retirement
     Reserve Fund                        59          74      $2,865,077     $5,963,864          $5,963,864

Crown Cork & Seal Co., Inc.
     common stock                        15           3       3,047,086         28,582              29,153 ($   571)


New England Mutual Life
     Insurance Group Annuity
     Policy #3597                        24           8       2,178,470      1,218,000           1,218,000


Vanguard/Windsor Fund                    13           7         647,936      1,784,902           1,686,936   97,966



AIM Equity Funds, Inc.-
     Weingarten Fund                     22          18       1,600,918      1,009,122             992,175   16,947

                                          Page 8
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